Atlas Pipeline Partners, L.P.

Westpointe Corporate Center One

1550 Coraopolis Heights

Moon Township, PA 15108

October 13, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Chris Chase

Re:	Registration Statement on Form S-1

Registration No. 333-161713

Gentlemen/Ladies:

Atlas Pipeline Partners, L.P. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Wednesday, October 14, 2009, at 4:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Lisa A. Ernst, at 215-731-9450 of the time of effectiveness.

In connection with this acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ATLAS PIPELINE PARTNERS, L.P. By: Atlas Pipeline Partners GP, LLC, its general partner

By:	/s/ Eric T. Kalamaras
Name: Title:	Eric T. Kalamaras Chief Financial Officer